

November 22, 2011

Via E-mail
Mr. Jim Shaw
Chief Financial Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, MN 55431

> **Re:** **Donaldson Company, Inc.**
> **Form 10-K filed September 23, 2011**
> **File No. 1-7891**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended July 31, 2011

Management's Discussion and Analysis, page 10

Fiscal 2011 Compared to Fiscal 2010, page 13

1. Throughout your discussion of the results of operations, you mention increases in commodity costs or raw materials as a significant factor. Please expand this discussion in future filings to provide a detailed and appropriately quantified analysis of raw material costs that provides investors an understanding through the eyes of management of the impact of changes in the cost of your raw materials and plans to manage them. Discussion relating to specific raw materials (e.g. steel, filter media, etc.) and specific product lines or operating segments may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these markets. Also, on page 2 you mention commodity prices generally increased throughout the year, but the impact was moderated by certain long-term supply contracts. Disclose the expected impact of recent changes in the price of a raw material

on future profitability as these supply contracts expire. Please provide us with an example of intended future disclosure.

Liquidity and Capital Resources, page 18

2. We note inventories increased 33% during fiscal 2011, compared to an increase in cost of sales of 22%. In future filings please discuss material variances in your inventory turnover for the periods presented.

Note M Warranty, page 52

3. You disclose "three specific warranty matters," one each in the Retrofit Emissions Product group, Off-Road Products group and On-Road Product group. Please tell us the nature of these warranty matters. Revise future filings to disclose to the extent material the expected future impact of these matters on your operating results, financial position and/or liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at 202-551-3743, or me at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief